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For more information:
Sara Leuchter Wilkins
Director of Investor Relations
414-224-2633
swilkins@jc.com

Journal Communications, Inc. Announces Extension of Class B Tender Offer

MILWAUKEE, WI – June 8, 2004 – Journal Communications, Inc. (NYSE:JRN) announced today that its tender offer for class B shares will expire at 12 midnight (New York City time) on Tuesday, June 15, 2004. The extension of the tender offer is due to the declaration of Friday, June 11, 2004 as a federal holiday and the closing of the New York Stock Exchange on that day in memory of President Ronald Reagan. Therefore, the dates used in calculating the tender offer price, which is based on a five-day average closing price, will be June 3, 4, 7, 8 and 9, 2004.

Although we understand that shares usually are tendered very near the expiration of a tender offer, we are pleased that approximately 1,370,373 shares of class B common stock have been tendered through June 4, 2004.

About Journal Communications

Journal Communications, Inc., headquartered in Milwaukee, Wisconsin, was founded in 1882. We are a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. We publish the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and more than 90 community newspapers and shoppers in eight states. We own and operate 38 radio stations and six television stations in 11 states and have signed an agreement to purchase WGBA-TV and to assume an existing local marketing agreement for WACY-TV – both located in the Green Bay/Appleton (Wisconsin) market. Through our telecommunications segment, we own and operate a regional fiber optic network in the upper Midwest, provide integrated data communications solutions for small and mid-size businesses and offer network transmission solutions for other service providers. We also provide a wide range of commercial printing services, including publications, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment.

We urge shareholders to read documents that are or may be filed with the Securities and Exchange Commission when they are available because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about Journal Communications, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of any filings containing information about Journal Communications, Inc. can also be obtained, without charge, by directing a request to Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin 53203, attention Secretary.